UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

GCP Applied Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36164Y101

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,540,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,540,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,681,676
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,681,676
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,681,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		635,161
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

635,161
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

635,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		365,924
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

365,924
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

365,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		365,924
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

365,924
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

365,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		675,656
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

675,656
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

675,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		309,732
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

309,732
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		309,732
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

309,732
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		519,680
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

519,680
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

519,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,540,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,540,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,540,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,540,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,540,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,540,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,540,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,540,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,283
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,540,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,283
	10	SHARED DISPOSITIVE POWER

6,540,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,553,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 36164Y101

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;

(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;

(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard L GP and Starboard R LP;

(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;

(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard X Master, Starboard L Master, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

CUSIP No. 36164Y101

(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard C LP, Starboard S LLC, Starboard L GP, Starboard Value GP, Principal Co, Starboard R LP, Principal GP, Starboard R GP, Starboard Value LP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund, Starboard X Master and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard X Master, Starboard L Master, Starboard C LP and Starboard S LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard L GP serves as the general partner of Starboard L Master. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Starboard R LP serves as the general partner of Starboard C LP. Principal GP serves as the general partner of Principal Co.  Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard X Master, Starboard L Master, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 36164Y101

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard X Master, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 3,681,676 Shares beneficially owned by Starboard V&O Fund is approximately $87,346,318, excluding brokerage commissions. The aggregate purchase price of the 635,161 Shares beneficially owned by Starboard S LLC is approximately $15,477,996, excluding brokerage commissions. The aggregate purchase price of the 365,924 Shares beneficially owned by Starboard C LP is approximately $8,913,223, excluding brokerage commissions. The aggregate purchase price of the 519,680 Shares beneficially owned by Starboard X Master is approximately $10,619,614, excluding brokerage commissions. The aggregate purchase price of the 309,732 Shares beneficially owned by Starboard L Master is approximately $7,287,535, excluding brokerage commissions. The aggregate purchase price of the 1,027,827 Shares held in the Starboard Value LP Account is approximately $24,830,190, excluding brokerage commissions. The 13,283 Shares beneficially owned by Mr. Feld represent Shares issued to Mr. Feld by the Issuer in connection with his service on the Issuer’s Board of Directors (the “Board”) pursuant to the Issuer’s non-employee director compensation program.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 5, 2021, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with Cyclades Parent, Inc., a Delaware corporation (“Parent”), and Cyclades Merger Sub, Inc., a Delaware corporation (“Merger Sub”), in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated December 5, 2021, by and among the Issuer, Parent and Merger Sub, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the effective time of the Merger, each Share of the Issuer will be converted into the right to receive an amount in cash equal to $32 per Share (the “Merger Consideration”). The following description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, reference is made to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2021.

Pursuant to the Voting and Support Agreement, Starboard has agreed, among other things (without in any way limiting its right to vote its Shares in its sole discretion on any other matters that may be submitted to a stockholder vote of the Issuer, consent or other approval), to vote its Shares, including any Shares or other Equity Interests (as defined in the Merger Agreement) acquired in the future by Starboard during the term of the Voting and Support Agreement (collectively, the “Subject Securities”), at every annual, special or other meeting of the Issuer’s stockholders called, and at every adjournment or postponement thereof, (i) in favor of the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone such meeting of the Issuer’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (iii) against any action or agreement which the Board recommends voting against which could reasonably be expected to result in any conditions to consummate the Merger either not being satisfied or being materially impaired or delayed in being able to be satisfied and (iv) against any Acquisition Proposal (as defined in the Merger Agreement).

CUSIP No. 36164Y101

In addition, Starboard agreed that prior to the earlier of the Termination Date (as defined in the Voting and Support Agreement) and the date on which the Issuer’s stockholders shall have approved the Merger, Starboard, subject to certain exceptions, will not (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations, or furnish to any other person any non-public information, in each case, in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal (other than, solely in response to an unsolicited inquiry) and to limit its or his conversation or other communication exclusively to such referral), or (iii) approve or enter into any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal; provided, that nothing in the Voting and Support Agreement shall prohibit Starboard from participating in any discussions or negotiations with respect to a possible voting and support agreement in connection with an Acquisition Proposal in the event that the Issuers becomes permitted to take certain actions set forth in Section 5.3(b) of the Merger Agreement with respect to such Acquisition Proposal.

Starboard also agreed, prior to the earlier of the Termination Date and the date on which the Issuer’s stockholders shall have approved the Merger, not to (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose of the Subject Securities, subject to certain exceptions set forth in the Voting and Support Agreement, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer of the Subject Securities, (iii) grant any proxy, power-of-attorney or other authorization with respect to the Subject Securities that would contravene its obligations under the Voting and Support Agreement, (iv) deposit any of its Subject Securities into a voting trust, or enter into a voting agreement, that would contravene its obligations under the Voting and Support Agreement, or (v) knowingly take or cause the taking of any other action that would materially restrict or prevent the performance of its obligations under the Voting and Support Agreement.

The Voting and Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) any Change of Board Recommendation effected by the Board in accordance with the terms and conditions of Section 5.3 of the Merger Agreement, (iii) the Effective Time (as defined in the Merger Agreement), (iv) the Outside Date (as defined in the Merger Agreement), (v) any change to the terms of the Merger without the prior written consent of Starboard that (A) reduces the Merger Consideration, (B) changes the form of the consideration payable in the Merger to Starboard or (C) modifies the closing conditions under the Merger Agreement in a manner adverse to Starboard, (D) modifies the definition of Outside Date under the Merger Agreement in a manner adverse to Starboard or (E) modifies Article II of the Merger Agreement in a manner adverse to Starboard or (vi) the mutual written consent of the parties to the Voting and Support Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 73,506,691 Shares outstanding, as of October 31, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021.

CUSIP No. 36164Y101

A.	Starboard V&O Fund
(a)	As of the close of business on December 6, 2021, Starboard V&O Fund beneficially owned 3,681,676 Shares.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 3,681,676
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,681,676
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.
B.	Starboard S LLC
(a)	As of the close of business on December 6, 2021, Starboard S LLC beneficially owned 635,161 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 635,161
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 635,161
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on December 6, 2021, Starboard C LP beneficially owned 365,924 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 365,924
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 365,924
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 365,924 Shares owned by Starboard C LP.

CUSIP No. 36164Y101

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 365,924
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 365,924
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 365,924 Shares owned by Starboard C LP and (ii) 309,732 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 675,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 675,656
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.
F.	Starboard L Master
(a)	As of the close of business on December 6, 2021, Starboard L Master beneficially owned 309,732 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,732
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,732
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in the Shares during the past sixty days.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 309,732 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,732
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,732
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days.
H.	Starboard X Master

(a)	As of the close of business on December 6, 2021, Starboard X Master beneficially owned 519,680 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 519,680
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 519,680
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard X Master has not entered into any transactions in the Shares during the past sixty days.

I.	Starboard Value LP
(a)	As of the close of business on December 6, 2021, 1,027,827 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,681,676 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 519,680 Shares owned by Starboard X Master, (v) 309,732 Shares owned by Starboard L Master, and (vi) 1,027,827 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 6,540,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,540,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in the Shares during the past sixty days.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,681,676 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 519,680 Shares owned by Starboard X Master, (v) 309,732 Shares owned by Starboard L Master, and (vi) 1,027,827 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 6,540,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,540,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,681,676 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 519,680 Shares owned by Starboard X Master, (v) 309,732 Shares owned by Starboard L Master, and (vi) 1,027,827 Shares held in the Starboard Value LP Account.

CUSIP No. 36164Y101

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 6,540,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,540,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,681,676 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 519,680 Shares owned by Starboard X Master, (v) 309,732 Shares owned by Starboard L Master, and (vi) 1,027,827 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 6,540,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,540,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.
M.	Mr. Smith
(a)	Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,681,676 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 519,680 Shares owned by Starboard X Master, (v) 309,732 Shares owned by Starboard L Master, and (vi) 1,027,827 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,540,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,540,000

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days.
N.	Mr. Feld
(a)	As of the close of business on December 6, 2021, Mr. Feld directly beneficially owned 13,283 Shares. Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,681,676 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 519,680 Shares owned by Starboard X Master, (v) 309,732 Shares owned by Starboard L Master, and (vi) 1,027,827 Shares held in the Starboard Value LP Account.

CUSIP No. 36164Y101

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 13,283
2. Shared power to vote or direct vote: 6,540,000
3. Sole power to dispose or direct the disposition: 13,283
4. Shared power to dispose or direct the disposition: 6,540,000

(c)	Mr. Feld has not entered into any transactions in the Shares during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 5, 2021, Starboard entered into the Voting and Support Agreement defined and described in Item 4 above and attached hereto as Exhibit 99.1.

On December 7, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Voting and Support Agreement by and among Cyclades Parent, Inc., Cyclades Merger Sub, Inc., Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated December 5, 2021.

99.2	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated December 7, 2021.

CUSIP No. 36164Y101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

CUSIP No. 36164Y101

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands